UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b) *

(Amendment No.1)

Pandora Media, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

698354107
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert S. Pitts, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

6,390,292

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

6,390,292

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,390,292

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.76%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steadfast Capital Management LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

6,084,266

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

6,084,266

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,084,266

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.58%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steadfast Advisors LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

306,026

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

306,026

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

306,026

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.18%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steadfast Capital, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

306,026

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

306,026

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

306,026

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.18%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

American Steadfast, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,103,250

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,103,250

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,103,250

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.24%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steadfast International Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,981,016

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,981,016

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,981,016

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.34%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock (the “Common Stock”) of Pandora Media, Inc. (the “Issuer”) beneficially owned by the Reporting Persons (as defined below) as of February 1, 2013 and amends and supplements the Schedule 13G filed on December 6, 2012 (collectively, the “Schedule 13G”).  Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:

-	Robert S. Pitts, Jr., a United States Citizen (“Pitts”).

-	Steadfast Capital Management LP, a Delaware limited partnership (the “Investment Manager”).

-	Steadfast Advisors LP, a Delaware limited partnership (the “Managing General Partner”).

-	Steadfast Capital, L.P., a Delaware limited partnership (“Steadfast Capital”).

-	American Steadfast, L.P., a Delaware limited partnership (“American Steadfast”).

-	Steadfast International Master Fund Ltd., a Cayman Island exempted company (the “Offshore Fund”).

Mr. Pitts is the managing member of the Investment Manager and the Managing General Partner. The Managing General Partner has the power to vote and dispose of the securities held by Steadfast Capital.  The Investment Manager has the power to vote and dispose of the securities held by American Steadfast and the Offshore Fund.

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

(i) Mr. Pitts beneficially owns 6,390,292 shares of Common Stock.

(ii) The Investment Manager beneficially owns 6,084,266 shares of Common Stock.

(iii) The Managing General Partner beneficially owns 306,026 shares of Common Stock.

(iv) Steadfast Capital individually beneficially owns 306,026 shares of Common Stock.

(v) American Steadfast individually beneficially owns 2,103,250 shares of Common Stock.

(vi) The Offshore Fund individually beneficially owns 3,981,016 shares of Common Stock.

(vii) Collectively, the Reporting Persons beneficially own 6,390,292 shares of Common Stock.

(b)	Percent of Class:

(i) Mr. Pitts’ beneficial ownership of 6,390,292 shares of Common Stock represents 3.76% of the outstanding shares of Common Stock.

(ii) The Investment Manager’s beneficial ownership of 6,084,266 shares of Common Stock represents 3.58% of the outstanding shares of Common Stock.

(iii) The Managing General Partner’s beneficial ownership of 306,026 shares of Common Stock represents 0.18% of the outstanding shares of Common Stock.

(iv) Steadfast Capital’s beneficial ownership of 306,026 shares of Common Stock represents 0.18% of the outstanding shares of Common Stock.

(v) American Steadfast’s beneficial ownership of 2,103,250 shares of Common Stock represents 1.24% of the outstanding shares of Common Stock.

(vi) The Offshore Fund’s beneficial ownership of 3,981,016 shares of Common Stock represents 2.34% of the outstanding shares of Common Stock.

(vii) Collectively, the Reporting Persons’ beneficial ownership of 6,390,292 shares of Common Stock represents 3.76% of the outstanding shares.

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

Steadfast Capital has shared power with the Managing General Partner and Mr. Pitts to vote or direct the vote of the 306,026 shares of Common Stock beneficially owned by Steadfast Capital.

American Steadfast has shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 2,103,250 shares of Common Stock beneficially owned by American Steadfast.

The Offshore Fund has shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 3,981,016 shares of Common Stock beneficially owned by the Offshore Fund.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

Steadfast Capital has shared power with the Managing General Partner and Mr. Pitts to dispose or direct the disposition of the 306,026 shares of Common Stock beneficially owned by Steadfast Capital.

American Steadfast has shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 2,103,250 shares of Common Stock beneficially owned by American Steadfast.

The Offshore Fund has shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 3,981,016 shares of Common Stock beneficially owned by the Offshore Fund.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 5, 2013

STEADFAST CAPITAL MANAGEMENT LP

By:  /s/ Robert S. Pitts, Jr.
            Robert S. Pitts, Jr., President

STEADFAST ADVISORS LP

By:  /s/ Robert S. Pitts, Jr.
            Robert S. Pitts, Jr., President

STEADFAST CAPITAL, L.P.
By: STEADFAST ADVISORS LP, as Managing General Partner

By:  /s/ Robert S. Pitts, Jr.
            Robert S. Pitts, Jr., President

AMERICAN STEADFAST, L.P.
By: STEADFAST CAPITAL MANAGEMENT LP, Attorney-in-Fact

By:  /s/ Robert S. Pitts, Jr.
            Robert S. Pitts, Jr., President

STEADFAST INTERNATIONAL MASTER FUND LTD.

By:  /s/ Robert S. Pitts, Jr.
            Robert S. Pitts, Jr., Director

/s/ Robert S. Pitts, Jr.
     Robert S. Pitts, Jr.